Exhibit 99.1

Canopy Growth provides update on international operations and activities

  Company enters multi-year agreement with Columbia-based Procaps to conduct advanced manufacturing in Latin America
  Spectrum Therapeutics receives new licences, certifications, and sales in international jurisdictions to advance Canopy Growth's global leadership position and build new revenue markets
  Company Now Licensed for over 35 million Square Feet of Production across Europe, Africa and South America

SMITHS FALLS, ON, June 17, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX:WEED)(NYSE:CGC) is pleased to highlight recent developments that are fueling its international progress in emerging medical cannabis and CBD markets. The Company's global three-prong strategy includes a focus on building best-in-class global GMP (Good Manufacturing Practices) infrastructure, advancing clinical research programs and best-in-class education and sales programs through its Spectrum Therapeutics medical division, and launching CBD products where regulatory environments allow. Recent highlights include:

Spectrum Therapeutics receives new licences, certifications, and sales in international jurisdictions to advance Canopy Growth's global leadership position and build new revenue markets (CNW Group/Canopy Growth Corporation)

Latin America:

Furthering access to these new markets, Canopy Growth has entered into a multi-year agreement with Procaps S.A.S ("Procaps"), a global company based in Colombia. Procaps develops, manufactures, and markets over-the-counter medications and nutritional supplements for a number of international pharmaceutical companies. Procaps exports to more than 50 international markets, including highly regulated jurisdictions such as the United States, where they are GMP certified by the US Food and Drug Administration ("US-FDA"). Through the agreement, Canopy Growth will leverage Procaps' industry-leading formulation and encapsulation capacity, which is especially critical in serving Latin American markets where there is a strong regulatory preference for oil-based products, including softgels. The agreement covers a number of different product formats.

In Colombia, Canopy Growth is licensed to produce over 13.5 million sq. ft. of THC or CBD dominant cannabis, making its Neiva license one of the largest in the world and positioning the Company to meet the emerging regional demand for medical cannabis and CBD products. While only a portion of the cultivation area is in use, the Company will scale operations as market demand dictates. The Company has also completed compassionate sales of Canadian-produced Spectrum Therapeutics products to both Chilean and Brazilian patients, validating the potential of serving patients through an import model while its Latin America operations scale and regional regulations advance to support greater market access.

Asia-Pacific:

In Australia, Spectrum Therapeutics received its first shipment of medical cannabis oil in April 2019 and shortly thereafter began sales to medical cannabis patients in May 2019. The medical market is expanding in Australia as regulations mature and patients have greater access to medical cannabis. Country-wide patient registrations have increased tenfold over the last year to more than 1,300 today. Spectrum Therapeutics intends to support Australian patients through imports until its domestic facilities are fully operational. Construction of its Victoria-based greenhouse and post-production facility is currently underway.

Europe:

In Denmark, Spectrum Therapeutics received the necessary licensing from the Danish Medicines Agency for its Odense facility, allowing the Company to grow, harvest, export and sell medical cannabis in dried flower form. To its knowledge, Spectrum Therapeutics is the first Canadian company to receive a federal production licence in Denmark. The facility, certified in both Good Agricultural and Collection Practices (GACP) as well as GMP designations, is the backbone of the Company's regional supply chain and will support the growing demand for Spectrum Therapeutics products across Europe. Additionally, following its acquisition of a licence to grow and produce cannabis in Spain, the Company is actively developing plans for its second site in Europe.

The Company also continues to integrate the recent strategic acquisitions of German-based Storz & Bickel, a global leader in medical device and vaporizer technology, German-based C3 Cannabinoid Compound Company, a leading European producer of Dronabinol, and UK-based ThisWorks. Integration of these global leaders into the Canopy product offering and global sales structure will increase revenues, accelerate intellectual property development, and further advance and expand clinical research.

Africa:

In Lesotho, Spectrum Therapeutics has been granted a medical production licence covering two facilities in the country, including 21 million sq. ft. of outdoor grow space and 322,000 sq. ft. of indoor, outdoor and greenhouse space combined, respectively, where CBD dominant and CBD-THC balanced varieties can be cultivated. With these licensed areas, Spectrum Therapeutics to its knowledge now owns one of the largest legal outdoor CBD cultivation sites on the continent of Africa, some of which is currently operational.

Spectrum Therapeutics has also acquired 12 hectares of land located in the Atlantis Economic Zone in the city of Cape Town in order to establish licensed production operations in South Africa. The Company has submitted the necessary applications for a cultivation and post-harvest processing facility licence, which will complement its current production capabilities in Lesotho.

For years, Canopy Growth has taken the long-view, leveraging its substantial cash position to lay the foundation for a global, revenue-generating network. These latest milestones, from world-wide land acquisitions and partnerships, facility developments, licence accreditations, crop cultivation - and sales - validate the Company's efforts and strategic investments, strengthening its position as the global leader, poised to capitalize on emerging markets.

Wondering about North America? Stay tuned for further updates in the coming days.

Here's to Future Growth (on the global stage).

https://www.facebook.com/canopygrowth/

https://twitter.com/CanopyGrowth

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.7 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to international operations and expansion. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Logo: Spectrum Therapeutics (CNW Group/Canopy Growth Corporation)

View original content to download multimedia:http://www.prnewswire.com/news-releases/canopy-growth-provides-update-on-international-operations-and-activities-300869386.html

SOURCE Canopy Growth Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2019/17/c4340.html

%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 08:00e 17-JUN-19